November 12, 2009
VIA FACSIMILE AND FEDERAL EXPRESS
Ms. Kathryn S. McHale
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4720

Re:	Midwest Banc Holdings, Inc. (the “Company” or “Midwest”)
Form S-4 filed August 3, 2009 (“Initial Form S-4”), File No. 333-160985
Preliminary Proxy Statement (“Depositary Shares Proxy Statement”)
          filed August 3, 2009, File No. 001-13735
Preliminary Proxy Statement (“Common Stock Proxy Statement”)
filed August 3, 2009, File No. 001-13735
Dear Ms. McHale:
     We are submitting the following responses to the comments in the letter from the Staff of the Securities and Exchange Commission (the “Commission”) dated November 6, 2009 (the “Comment Letter”) with respect to the above-referenced filings. For your convenience, enclosed is a copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (“Amendment No. 2”), the revised Depositary Shares Proxy Statement and the revised Common Stock Proxy Statement (collectively, the “Disclosure Documents”) that are being filed with the Commission on the date hereof, and which have been marked to show changes against the related disclosures contained in the Amendment No. 1 to the Form S-4, the Depositary Shares Proxy Statement and the Common Stock Proxy Statement filed with the Commission on October 26, 2009.
     Please note the numbered items below correspond to the number of the corresponding comment (set forth in bold italics below) from the Comment Letter. Unless otherwise indicated our responses correspond to Amendment No. 2 filed on the date hereof. Any capitalized terms used in this letter and not otherwise defined have the meanings assigned to them in Amendment No. 2.
Form S-4
1.	We note that there are outstanding comments on your Form 10-K for the fiscal year ended December 31, 2008. All comments will need to be fully resolved and incorporated as appropriate into your filings referenced above before we act on a request for acceleration of the effectiveness of the registration statement.

The Company acknowledges the Staff’s comment and has incorporated, as appropriate, revised and additional disclosures within Management’s Discussion and Analysis in the Company’s Form 10-K for the fiscal year ended December 31, 2008 into the Disclosure

Ms. Kathryn S. McHale
November 12, 2009

Documents, and understands that the comments on the Form 10-K will need to be cleared prior to acceleration of effectiveness of the Form S-4 registration statement.

2.	Please include a “Recent Developments” section that provides information regarding your results for the quarter ended September 30, 2009. In addition, we remind you of the updating requirements of Rule 3-12 of Regulation S-X.

As required by Rule 3-12 of Regulation S-X, we have updated the financial information in the Disclosure Documents to include financial statements at and for the nine months ended September 30, 2009. In addition, please refer to the updated consent of PricewaterhouseCoopers LLP, included as Exhibit 23.1 to Amendment No. 2.

3.	We note your response to prior comment 4. Please advise us of whether your offer is conditioned on the receipt of common stock in the exchange offer that has been approved for listing on the NASDAQ Global Market or NASDAQ Capital Market and whether such condition is non-waivable. Alternatively, advise us of whether you have received approval from NASDAQ to list the additional shares of common stock to be issued in the exchange offer.

Because the Exchange Offer will likely result in the issuance of common stock in excess of 10% of the total shares of common stock outstanding on a pre-transaction basis, NASDAQ rules require us to submit a “Notification: Listing of Additional Shares” form (“LAS Notification”) prior to issuing the shares of common stock in the exchange offer, which we submitted in September 2009. According to NASDAQ’s published FAQs (available at http://www.nasdaq.com/about/FAQsLAS.stm.), the submission of the LAS Notification allows NASDAQ time to review and address possible corporate governance issues arising from a proposed transaction before a potential violation of NASDAQ’s listing rules occurs. NASDAQ’s review process, however, is not an approval process, and the LAS Notification is not an application to list the securities.

We have confirmed with NASDAQ that it has received and reviewed the Company’s LAS Notification and, at this time, has no objection to the Company proceeding with the expected issuance of the shares in the Exchange Offer. However, its review can only be formally completed upon receipt of a completed prospectus containing the pricing and other terms of the Exchange Offer. Accordingly, on page 189 of Amendment No. 2 we have included as a non-waivable condition to the Exchange Offer that the Company shall not have received any notification from NASDAQ of any violation or potential violation of NASDAQ’s corporate governance or listing rules as a result of the proposed issuance of shares of Common Stock in the Exchange Offer.
Risk Factors, page 27
4.	Please revise the section on how your financial condition and results of operations could be negatively affected by a write-down of goodwill to update the relevant information for the period ended September 30, 2009. Please also review your response letters dated October 19, 2009 and September 29, 2009 in which you responded to our comments on your Form 10-K. Specifically, we are referring to our comment no. 1 in our letters dated October 6, 2009 and September 2, 2009, respectively. Please ensure

Ms. Kathryn S. McHale
November 12, 2009

that you have disclosed all relevant and updated information as contained in both your response letters for the period ended September 30, 2009. Please give particular attention to the “placeholder information” that was not necessarily available at the time you submitted your October 19, 2009 response letter and revise this section accordingly. Also, we would expect that you would revisit all the details contained in your September 29, 2009 response letter. Specifically, please disclose more granular details surrounding the specific negative factors you outlined, your consideration of both the peer group date and the supporting valuation report obtained in connection with your conclusion that there was no goodwill impairment at September 30, 2009. Please also disclose any other details which will allow a reader to understand the nature of the persuasive evidence you considered in making this determination, all subjective factors considered, including new details that did not exist when you responded to our prior comment letters. Please also discuss other potential future factors that could impact this determination going forward.

In response to the Staff’s comment, the Company has revised its disclosures under the caption “Risk Factors — If the Company is required to write down goodwill or other intangible assets or if it is required to mark-to-market certain of its assets or further reduce its deferred tax assets by a valuation allowance, its financial condition and results of operations would be negatively affected” to update for the period ended September 30, 2009, the manner and extent to which its financial condition and results of operations could be negatively affected by a write-down of goodwill. Furthermore, consistent with the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2009, and consistent with the Company’s letter to the Staff dated November 9, 2009 in response to the Staff’s comments to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, the Company has expanded its disclosure in Management’s Discussion and Analysis concerning the methodology and conclusions of its most recent annual goodwill impairment test conducted as of September 30, 2009.
Unaudited Pro Forma Financial Information, page 38
5.	All pro forma adjustments presented must be factually supportable, therefore, please tell us how you determined the level of participation for the presentation of information in your “low participation scenario.” Refer to Item 11-01 of Regulation S-X.

The Company has considered a number of factors in setting the representative levels of participation for the “Low Participation Scenario” and the “High Participation Scenario” under the captions “Unaudited Pro Forma Financial Information” and “Capitalization.” Because the actual level of participation is subject to a number of factors and cannot be predicted with certainty, the Company determined, as have other issuers in similar recent exchange offers, to present the “high” and “low” alternative scenarios in the pro formas. In setting each representative level of participation, the Company consulted with its financial advisors as to market conditions, the profile of holders of the Depositary Shares (retail versus institutional), relative levels of participation in precedent transactions and the anticipated effect of varying the premium in the exchange value assigned to the Depositary Shares in determining the ultimate exchange ratio. In light of the foregoing considerations and after consulting with its financial advisors, the Company has revised

Ms. Kathryn S. McHale
November 12, 2009

the representative “Low Participation Scenarios” to 50% and the “High Participation Scenario” to 80%.
Business, page 115
6.	We note your disclosure regarding the tightening of your loan underwriting standards. Please revise your disclosure to include more detail regarding your previous underwriting standards and the revisions you have made to your policies and procedures. Describe in detail what specific changes you have made to your loan underwriting standards that you believe will “right-size” the Company.

The Company has revised and expanded its disclosures under the caption “Business — Recent Developments” as well as similar disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to reflect the actions undertaken by the Company to tighten underwriting standards. These actions include: tightening debt coverage capacity and loan to value advance rates; enhancing stress testing of new loans assuming both interest rate and credit risk changes; determining the adequacy of prior loan repayment sources in both the current market and potential future more adverse markets; increasing the focus on secondary source of repayment capacity over and above collateral; requiring increased equity for lending transactions; and strengthening credit risk review of guarantor liquidity and financial net worth to support potential additional needs for equity or capital to support loan transactions. In addition, the Bank has identified select industry’s where there are perceived higher levels of increased risk or less stability to determine current loan exposure to these markets and determine proactive steps to mitigate risk or exit certain industries or credit relationships. These actions have had the effect of reducing the loan portfolio, both in the aggregate and within the select industry portfolios noted above, thereby reducing risk-weighted assets commensurate with the decreasing amount of available capital.
*      *      *      *

Ms. Kathryn S. McHale
November 12, 2009

     In connection with the foregoing responses, the Company acknowledges that:
     (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (3) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
     We appreciate your prompt review of and assistance with this response. Please feel free to call me at 708-498-2085 if you have any questions or further comments.

Very truly yours,
/s/JoAnn Sannasardo Lilek

JoAnn Sannasardo Lilek Executive Vice President and Chief Financial Officer

cc:	Timothy Sullivan, Hinshaw & Culbertson, LLP Daniel C. McKay, II, Vedder Price P.C. John T. Blatchford, Vedder Price P.C. Jennifer Durham King, Vedder Price P.C.
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